UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-278311)

EXPLANATORY NOTE

On May 22, 2024, Hudbay Minerals Inc. (“Hudbay”) filed on the SEDAR website at www.sedarplus.ca the following documents: (1) News Release dated May 22, 2024 and (2) Revised term sheet dated May 22, 2024.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

●	News release dated May 22, 2024; and

●	Revised term sheet dated May 22, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.

	By:	/s/ Patrick Donnelly
Name: Patrick Donnelly
Title: Senior Vice President, Legal and Organizational Effectiveness
Date: May 22, 2024

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated May 22, 2024
99.2	Revised term sheet dated May 22, 2024